SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

_______________

XO COMMUNICATIONS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
_______________

Options to Purchase Class A Common Stock, Par Value $.02 Per Share,
Having an Exercise Price Per Share of $10.00 or More
and Options to Purchase Class A Common Stock, Par Value $.02 Per Share
Granted On or After December 26, 2000
(Title of Class of Securities)

983764101
(CUSIP Number of Class of Securities)
(Underlying Class A Common Stock)

Gary D. Begeman, Esq.
Senior Vice President, General Counsel and Secretary
XO Communications, Inc.
11111 Sunset Hills Road
Reston, Virginia 20190
(703) 547-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
_______________

Copy to:
Bruce R. Kraus, Esq.
Willkie Farr & Gallagher
787 Seventh Avenue
New York, New York 10019
(212) 728-8000
_______________

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$45,216,377	$9,043

•	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 49,148,236 shares of class A common stock of XO Communications, Inc. having an aggregate value of $45,216,377 as of May 9, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

_______________

[X]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: [X] $9,043	Filing party:	[X]	XO Communications, Inc.

Form or Registration No.: [X] Schedule TO	Date filed:	[X]	May 29, 2001

[  ]    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

INTRODUCTORY STATEMENT

      This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on May 29, 2001, relating to our offer to exchange (i) options to purchase shares of class A common stock, par value $.02, (“Common Stock”) having an exercise price of $10.00 or more and (ii) options to purchase shares of common stock granted on or after December 26, 2001 for new options to purchase shares of our Common Stock upon the terms and conditions described in the Schedule TO, including the Offer to Exchange, dated May 29, 2001 and the related Letter of Transmittal.

      Item 12 of the Schedule TO is hereby amended and restated as follows so as to add Exhibit a(14), which is attached hereto.

Item 12. Exhibits.

(a) (1) Offer to Exchange, dated May 29, 2001.*

(2) Form of Letter of Transmittal.*

(3) E-mail from Daniel F. Akerson and Nathanial A. Davis to Employees, dated May 29, 2001.*

(4) Fact Sheet from XO’s Human Resources Department to Employees.*

(5) Letter to Offerees, dated May 29, 2001.*

(6) Form of Notice of Change in Election from Accept to Reject.*

(7) Form of Notice of Change in Election from Reject to Accept.*

(8) Form of Letter to Tendering Option Holders. **

(9) Form of Checklist from XO’s Human Resources Department for Employees.*

                  (10) XO Communications, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

                   (11) Current Report on Form 8-K, dated April 30, 2001 and filed with the Securities and Exchange Commission on April 30, 2001 reporting under Item 5, the agreement by Forstmann Little & Co. to make an additional investment in XO Communications, Inc. and incorporated herein by reference.

                  (12) XO Communications, Inc. Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on May 1, 2001 and incorporated herein by reference.

                  (13) XO Communications, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

                  (14) E-mail from Jimmie W. Paschall, Vice President, Human Resources to Employees, dated June 12, 2001.

(b) Not applicable.

        (d)     (1) XO Communications, Inc. Stock Option Plan (incorporated herein by reference to exhibit 10.1.1 filed with the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 of XO Communications, Inc. (f/k/a NEXTLINK Communications, Inc.) and XO Capital, Inc. (f/k/a NEXTLINK Capital, Inc.)) (Commission File No. 000-2939).

                  (2) Concentric Network Corporation 1995 Stock Incentive Plan for Employees and Consultants (incorporated herein by reference to exhibit 10.4 filed with the Registration Statement on Form S-1 of Concentric Network Corporation (Commission File No. 333-27241)).

                  (3) Concentric Network Corporation Amended and Restated 1996 Stock Plan (incorporated herein by reference to exhibit 10.5 filed with the Registration Statement on Form S-1 of Concentric Network Corporation (Commission File No. 333-27241)).

                  (4) Delta Internet Services, Inc. 1996 Stock Option Plan (incorporated herein by reference to exhibit 4.1 filed with the Registration Statement on Form S-8 of Concentric Network Corporation (Commission File No. 333-58543)).

                  (5) Concentric Network Corporation Amended and Restated 1997 Stock Option Plan (incorporated herein by reference to exhibit 10.6 filed with the Registration Statement on Form S-1 of Concentric Network Corporation (Commission File No. 333-27241)).

                  (6) Concentric Network Corporation 1999 Nonstatutory Stock Option Plan (incorporated herein by reference to exhibit 10.50 filed with the Annual Report on Form 10-KA for the year ended December 31, 1998 of Concentric Network Corporation).

(7) Form of New Option Agreement pursuant to the Option Plans.**

(g) Not applicable.

(h) Not applicable.

*	Previously filed.

**	To be filed by amendment.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

XO Communications, Inc.

/s/ GARY D. BEGEMAN

Gary D. Begeman, Esq. Senior Vice President, General Counsel and Secretary

Date: June 12, 2001

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)	Offer to Exchange, dated May 29, 2001.*

(a)(2)	Form of Letter of Transmittal.*

(a)(3)	E-mail from Daniel F. Akerson and Nathanial A. Davis to Employees, dated May 29, 2001.*

(a)(4)	Fact Sheet from XO’s Human Resources Department to Employees.*

(a)(5)	Letter to Offerees, dated May 29, 2001.*

(a)(6)	Form of Notice of Change in Election from Accept to Reject.*

(a)(7)	Form of Notice of Change in Election from Reject to Accept.*

(a)(8)	Form of Letter to Tendering Option Holders.* *

(a)(9)	Form of Checklist from XO’s Human Resources Department for Employees.*

(a)(10)	XO Communications, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

(a)(11)	Current Report on Form 8-K, dated April 30, 2001 and filed with the Securities and Exchange Commission on April 30, 2001 reporting under Item 5, the agreement by Forstmann Little & Co. to make an additional investment in XO Communications, Inc. and incorporated herein by reference.

(a)(12)	XO Communications, Inc. Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on May 1, 2001 and incorporated herein by reference.

(a)(13)	XO Communications, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

(a)(14)	E-mail from Jimmie W. Paschall, Vice President, Human Resources to Employees, dated June 12, 2001.

(d) (1)	XO Communications, Inc. Stock Option Plan (incorporated herein by reference to exhibit 10.1.1 filed with the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 of XO Communications, Inc. (f/k/a NEXTLINK Communications, Inc.) and XO Capital, Inc. (f/k/a NEXTLINK Capital, Inc.)) (Commission File No. 000-22939).

(d) (2)	Concentric Network Corporation 1995 Stock Incentive Plan for Employees and Consultants (incorporated herein by reference to exhibit 10.4 filed with the Registration Statement on Form S-1 of Concentric Network Corporation (Commission File No. 333-27241)).

(d) (3)	Concentric Network Corporation Amended and Restated 1996 Stock Plan (incorporated herein by reference to exhibit 10.5 filed with the Registration Statement on Form S-1 of Concentric Network Corporation (Commission File No. 333-27241)).

(d) (4)	Delta Internet Services, Inc. 1996 Stock Option Plan (Incorporated herein by reference to exhibit 4.1 filed with the Registration Statement on Form S-8 of Concentric Network Corporation (Commission File No. 333-58543)).

(d) (5)	Concentric Network Corporation Amended and Restated 1997 Stock Option Plan (incorporated herein by reference to exhibit 10.6 filed with the Registration Statement on Form S-1 of Concentric Network Corporation (Commission File No. 333-27241)).

(d) (6)	Concentric Network Corporation 1999 Nonstatutory Stock Option Plan (incorporated herein by reference to exhibit 10.50 filed with the Annual Report on Form 10-KA for the year ended December 31, 1998 of Concentric Network Corporation).

(d)(7)	Form of New Option Agreement pursuant to the Option Plans.**

*	Previously filed.

**	To be filed by amendment.